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Exhibit 23.2

Consent of Independent Auditors

The Board of Directors
Whittier Energy Corporation:

We consent to the use of our report dated April 4, 2005, with respect to the of the consolidated balance sheets of RIMCO Production Company, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and other comprehensive income, and cash flows for the years then ended, appearing elsewhere herein. Our report refers to the changes in the method of accounting for its share-based payments effective January 1, 2004 and the asset retirement obligations effective January 1, 2003. We also consent to the reference to our firm under the heading "Experts" in the prospectus.

Hartford, Connecticut
August 4, 2005

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  Exhibit 23.2